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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          US Industrial Services, Inc.

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                   90332T 10 6
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                                 (CUSIP Number)

                                 Douglas Gerrard
                           Deere Park Capital, L.L.C.
                         40 Skokie Boulevard, Suite 110
                           Northbrook, Illinois 60062
                          Telephone no. (847) 509-8500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 2000

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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 90332T 10 6
------------------------------------------------------------------------
1) Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)
         Deere Park Capital, L.L.C.
         FEIN: 36-4192059
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2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [ ]
                                                                 (b) [ ]
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3)       SEC Use Only
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4)       Source of Funds (See Instructions)
         OO
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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) OR 2(e)                                           [ ]
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6)       Citizenship or Place of Organization
         Illinois
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                        7)  Sole Voting Power
Number of Shares            -0-
Beneficially Owned by   ------------------------------------------------
Each Reporting Person   8)  Shared Voting Power
With                        3,587,929
                        ------------------------------------------------
                        9)  Sole Dispositive Power
                            -0-
                        ------------------------------------------------
                        10) Shared Dispositive Power
                            3,587,929
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,587,929
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12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                  [ ]
------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         40.9%
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14)      Type of Reporting Person (See Instructions)
         OO
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CUSIP NO. 90332T 10 6
------------------------------------------------------------------------
1) Names of Reporting Persons /I.R.S. Identification Nos. of Above Persons (Entities Only)
         Douglas A. Gerrard
------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [ ]
                                                                 (b) [ ]
------------------------------------------------------------------------
3)       SEC Use Only
------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO
------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) OR 2(e)                                           [ ]
------------------------------------------------------------------------
6)       Citizenship or Place of Reorganization
         United States
------------------------------------------------------------------------
                        7)      Sole Voting Power
Number of Shares                -0-
Beneficially Owned by   ------------------------------------------------
Each Reporting Person   8)      Shared Voting Power
with                            3,587,929
                        ------------------------------------------------
                        9)      Sole Dispositive Power
                                -0-
                        ------------------------------------------------
                        10)     Shared Dispositive Power
                                3,587,929
------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,587,929
------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                  [ ]
------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         40.9%
------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
         IN
------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 40 Skokie Boulevard, Suite 110, Northbrook, Illinois 60062.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by Deere Park Capital, L.L.C. ("Deere Park"); and Douglas A. Gerrard, an individual who is a member and the manager of Deere Park ("Gerrard").

     (b) The address of Deere Park, and the business address of Gerrard, is c/o Deere Park Equities, L.L.C., 40 Skokie Boulevard, Suite 110, Northbrook, Illinois 60062.

     (c) Deere Park is a private investment firm. Gerrard's principal occupation is investment management for Deere Park.

     (d) Neither Deere Park nor Gerrard has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Deere Park nor Gerrard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Deere Park is an Illinois limited liability company. Gerrard is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and the amount of funds or other consideration used by Deere Park in obtaining the shares of Common Stock it received upon foreclosure (as described herein) is as follows:

     On or about October 2, 1998, Deere Park, using available cash, loaned $750,000 to Midatlantic Recycling Technologies, Inc. ("MART"), and American Eco Corporation ("AEC") guaranteed MART's indebtedness under that loan.

     On or about November 9, 1998, Deere Park, using available cash, loaned $3,000,000 to UKStar, Inc., and AEC guaranteed UKStar's indebtedness under that loan.

     On or about March 18, 1999, Deere Park and AEC restructured all of AEC's obligations to Deere Park by entering into a Restructuring Agreement and Demand Note (the "Restructuring Transaction") in favor of Deere Park.




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     On or about January 21, 2000, Deere Park and AEC entered into a Settlement
Agreement (the "Settlement Agreement") to resolve various disputes regarding the Restructuring Transaction. Under the terms of the Settlement Agreement, among other things, AEC pledged 7,175,858 shares of Common Stock of the Company as security for the timely fulfillment and performance of all of AEC's obligations under the Settlement Agreement. The shares of Common Stock were placed into escrow pursuant to an Escrow Agreement entered into on or about January 21, 2000.

     Between January 21, 2000 and July 21, 2000, AEC failed to fulfill and perform various of its obligations under the Settlement Agreement.

     On July 21, 2000, Deere Park foreclosed on the pledged shares of Common Stock in a sale governed by the provisions of the Uniform Commercial Code at which Deere Park bid $1,935,000 of the debt it was owed by AEC for the shares of Common Stock and became the beneficial owner of 7,175,858 shares of Common Stock without further payment to the Company or AEC.

     On December 21, 2000, Deere Park entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which it sold 3,587,929 shares of Common Stock to Frank J. Fradella, the President and Chief Executive Officer of the Company ("Fradella"), for cash.


ITEM 4. PURPOSE OF TRANSACTION.

     Deere Park foreclosed upon the 7,175,858 pledged shares of Common Stock of the Company, previously owned by AEC, for the purpose of obtaining control of the Company. In connection with obtaining control of the Company, Deere Park replaced all of the directors and officers of the Company with its own candidates and has moved the principal offices of the Company. The removal of the directors and officers was implemented on account of the concern of Deere Park, as the Company's largest stockholder, over the fact that the removed directors were also directors of AEC, as well as the financial instability of AEC evidenced by AEC's failure to perform under the terms of the Settlement Agreement. Deere Park currently has no plans to acquire additional equity in the Company.

     Deere Park sold the 3,587,929 shares of its Common Stock to Fradella to further align the interests of management with the Company's stockholders. In connection with this transaction, Fradella also acquired the right to designate a fourth member of the Company's Board of Directors, which currently consists of Fradella and Allen S. Gerrard and James A. Chatz, each of whom was designated by Deere Park. Deere Park has issued an option to Fradella to purchase an additional 3,337,929 shares of Common Stock at a cash price of $2,300,000 for a period of six months commencing on December 21, 2000, subject to earlier termination in the event that (i) Fradella does not vote his shares with Deere Park on any matter concerning the Company or (ii) Fradella and any person designated by him as a director of the Company do not cast their votes as directors of the Company with the directors of the Company designated by Deere Park. In addition, the option will terminate prior to June 21, 2001 in the event that the Company acquires positive working capital in an amount equal to or greater than $2,300,000. Deere Park currently has no other plans to dispose of its shares of Common Stock, however, it may determine to dispose of some or all of the Common Stock depending upon a


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number of factors, including the prospects of the Company, general market and economic conditions and other relevant factors.

     Except as set forth above, neither of Deere Park or Gerrard has any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any decision by Deere Park or Gerrard in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 8,763,978 shares outstanding, which is the total number of shares of Common Stock outstanding on July 31, 2000, as reported by the Company in its Form 10-QSB for the period ending June 30, 2000, filed with the Securities and Exchange Commission on August 21, 2000. Each of Deere Park and Gerrard beneficially owns 3,587,929 shares of Common Stock, representing approximately 40.9% of the number of issued and outstanding shares of Common Stock as of July 31, 2000.




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     (b) Each of Deere Park and Gerrard shares the power to vote and dispose of all of the shares of Common Stock beneficially owned by it or him with the other.

     (c) Other than the acquisition of the shares of Common Stock upon the foreclosure and the subsequent sale to Fradella described in Item 3 above, neither of Deere Park or Gerrard has engaged in any transactions in the Common Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3 of this Schedule 13D, the Settlement Agreement (attached hereto as Exhibit 1) and the Pledge Agreement (attached hereto as Exhibit 2) sets forth certain agreements between Deere Park, AEC and the Company which gave rise to the pledge of the shares of Common Stock that were foreclosed upon by Deere Park. In addition, the Purchase Agreement (attached hereto as Exhibit 3) sets forth certain agreements with Fradella with respect to the sale of shares of Common Stock and option to purchase additional shares.

     Except as set forth in Item 3 of this Schedule 13D, neither of Deere Park or Gerrard has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Settlement Agreement

     2. Escrow Agreement

     3. Purchase Agreement




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2001

                                          Deere Park Capital, L.L.C.

                                          By: /s/ Douglas Gerrard
                                              -------------------------
                                              Name:  Douglas Gerrard
                                              Title: Manager


                                             /s/ Douglas Gerrard
                                              -------------------------
                                                 Douglas Gerrard


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                                  EXHIBIT INDEX

Exhibit No.                Document

     1. Settlement Agreement, dated January 21, 2000 by and among Deere Park Capital, L.L.C., American Eco Corporation and US Industrial Services, Inc. (incorporated by reference to Exhibit 1 to Schedule 13D of US Industrial Services, Inc. filed with the Securities and Exchange Commission on August 4, 2000).

     2. Escrow Agreement dated January 21, 2000 by and among Deere Park Capital, L.L.C., American Eco Corporation and LaSalle Bank National Association (incorporated by reference to Exhibit 2 to Schedule 13D of US Industrial Services, Inc. filed with the Securities and Exchange Commission on August 4, 2000).

     3. Stock Purchase Agreement, dated December 21, 2000, between Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to
          Exhibit 2.1 to Current Report on Form 8-K of US Industrial Services, Inc. filed with the Securities and Exchange Commission on January 5,
          2001).